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Settle Down Brewery

Brewery

7515 Monterey Road
Gilroy, CA 95020
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INVESTMENT OPPORTUNITY
Settle Down Brewery is seeking investment to pay for various start-up costs.
First LocationLease Secured
Early Investor Bonus: The investment multiple is increased to 1.8 for the next $30,000 invested.
Profile
Pitch
Data
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Perks
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THE TEAM
Giovanni Albanese Jr.
Manager

Giovanni is a long-time communications professional, with more than a decade of experience as a journalist, editor, copy editor and blogger.

He has long had a passion for beer, and, along with co-owner Robert Anderson, began home brewing in 2008.

His favorite beers include West Coast IPAs, juicy Double IPAs, and a crisp lager for a hot day.

Robert Anderson Jr.
Manager

Robert has spent much of his career tending bar. He served as a bar manager and lead bartender at Harry's Hofbrau in San Jose. After the San Jose location shut down, he stayed in the South Bay and was a lead bartender at The Halford in Santa Clara, where he matched patrons up with the perfect beer to align with their palates desires.

Robert has long had a passion for beer and his creative juices have flown out since 2008, when he began home brewing with co-owner Giovanni Albanese.

His favorite beers include IPAs of all kinds, crushable lagers and sours.

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2,000sq. ft.
Floor Space
20beers

On Tap
10years
Industry Experience
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Mission Statement

Settle Down, LLC is a brewery and taproom that stretches the boundaries of what a beer can truly be, with the mindset, "How could it be bad?" Using that motto, founders Robert Anderson Jr. and Giovanni Albanese Jr. have spent more than a decade fine-tuning their craft to make top-notch home brews as basic as an IPA to as out-there as a gin-blue cheese-green olive lager.

There isn't an ingredient they will stray from in their quest to make some of the best beer out there. Robert and Giovanni take classic beer style and flip them on their heads, innovating up recipes with outside the box methods to blow the minds of consumers.

The response has been overwhelming, with hundreds of individuals throughout the Bay Area raving over the product, Robert and Giovanni are taking Settle Down, LLC to the masses.

It all began back in 2008 when Robert and Giovanni were sitting down at a San Jose home, enjoying a craft beer, when they came to a sudden realization: "We could totally make beer this good."

That snowballed into purchasing their first home brew kit and brewing their first batch of beer in December that year. It went well enough for them to continue brewing up stellar staple beers such as pilsners, pale ales, IPAs, stouts and sours with their own personal twists, as well as far-reaching recipes like a pickle sour, smoked honey ham scotch blonde and habanero basil pale ale.

Now taking their creative beer-making minds to a commercial level, Robert and Giovanni only have one question for you: "How could it be bad?"

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THE COMPETITION

Settle Down, LLC Brewery & Taproom's competitive edge is as follows:

Quality process and ingredients: The Settle Down crew cuts no corners when brewing, methodically going step-by-step to produce the highest quality product poured into every glass.
Over the course of 10-plus years homebrewing, we have created countless recipes for everyone's interest – IPAs, pale ales, pilsners, lagers, stouts, barleywine and more.
We use fine North American two-row barley, German and Belgian pilsner malts, as well as a wide variety of specialty malts and adjunct ingredients, and the best hop options available, to produce unique craft beer.
Our beers, brewed and stored in nano-sized equipment, are nurtured from start to finish, ensuring the finest final product.
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BUSINESS MODEL

The objectives of Settle Down, LLC Brewery & Taproom are the following:

Establish strong relationships with local beer distributors.
Maintain tight control of cost and operation during expansion.
Maintain the high-quality product.
Establish a popular local following of craft brew enthusiasts.
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TARGET MARKET

Microbrewery and craft beer statistics in California have shown consistent economic and product growth over the past decade – with no end in sight.

According to numbers generated by Brewers Association, the craft beer industry in California netted more than $7.3 billion in 2017 alone, ranking first in the country.
The interest in beer is alive and well. As San Francisco Bay Area residents, we see first-hand the ever-evolving landscape of craft beer taprooms and breweries, with consumers' interest and support of new establishments unwavering.

The support led to breweries throughout the state producing nearly 3.3 million barrels of beer in 2017, the Brewers Association statistics noted.

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Are you a craft beer lover? So are we, the founders of Settle Down Beer. We are Giovanni and Robert, longtime home brewers and aspiring brewery owners.

We're opening Settle Down Beer - a brewery and taproom, coming soon to Downtown Gilroy, California. With over ten years of home-brewing experience, we have the ingenuity and passion to open our own brewery; we just need the support of craft beer fans, like you, to make this fizzy dream become a bubbly reality.

Our establishment will be a place that pushes the limits, with flavors that are both familiar, yet stretching the boundaries of what a beer can truly be. Tantalize your taste buds from a selection of stellar staple beers, such as lagers, pilsners, pale ales, IPAs (double and triple IPAs, too!), stouts and sours with twists as far-reaching as a pickle sour, smoked honey ham scotch blonde, bleu cheese and olive martini lager, and habanero basil pale ale. Satisfy nearly anyone's taste with a side of rotating food trucks offering altering flavors in a family-friendly establishment.

Set in historic Downtown Gilroy on Monterey Road, the vision is to help revive the city, give back to the community, and help regrow the struggling economy. Our plan even includes cost-effective equipment to help keep prices reasonable for our customers.

We've brewed up over 300 different beers, and counting. With private beer tastings and samples distributed over the past 12 years, the response has been overwhelming.

There isn't an ingredient we will avoid in our quest to make some of the best beer out there. We have and will continue to take classic brew styles, flipping them on their heads, innovating recipes with outside-of-the-box methods in an effort to turn consumers' heads.

We've listened to the countless requests and are taking our brewing to a professional business level. However, we still need some additional funding to fulfill this dream. We found the perfect location for us and signed a building's lease, but your donations will help us cover the extra equipment and construction costs vital in beginning our venture.

These are hard times for all of us and we are striving to recover from the struggling economy. Part of that recovery requires supporting each other in order to make our community thrive again.

Typically a new brewery operation could cost more than $1 million to get started. With the brewing equipment we've selected -- an all-in-one 5-barrel system -- as well as a modest floor plan that will be comfortable, but not massive, our budget is a fraction of that.

Your help today can bring us a little closer to making great, innovative beer tomorrow!

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Data Room
Investment Round Status

$55,000

TARGET

$106,000

MAXIMUM

This investment round closes on December 9, 2020.

Intended Use of Funds
Target Raise
Maximum Raise
Start-up Design & Construction $22,000
Mainvest Compensation $3,300
Furnishings $20,000
Crowler Machine $4,000
Bar Top $5,000
Custom Tap Handles $700
Total $55,000
Summary of Terms

Legal Business Name Settle Down, LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $30,000 invested
1.8×
Investment Multiple 1.6×
Business's Revenue Share 4%-7.7%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date January 1, 2028
Documents
2019 Balance Sheet
2019 Income Statement
2020 Balance Sheet
Financial Forecasts
Settle Down P&L.numbers
Settle Down Forecast.numbers
SDB Business Plan.docx
SDB Mission Statement.docx
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$230,950	$320,750	$373,800	$411,180	$452,298
EXPENSES					
Total Expenses	$166,325	$140,980	$170,680	$180,000	$190,000
Operating Profit	$64,625	$179,770	$203,120	$231,180	$262,298

This information is provided by Settle Down Brewery. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Financial Condition
No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Settle Down LLC's fundraising. However, Settle Down LLC may require additional funds from alternate sources at a later date.

No operating history

Settle Down LLC was established in November 2019. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors
Limited Operating History

Settle Down LLC is a newly established entity and has no history for prospective investors to consider.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Settle Down LLC to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Settle Down LLC competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Settle Down LLC's core business or the inability to compete successfully against the with other competitors could negatively affect Settle Down LLC's financial performance.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Settle Down LLC nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Settle Down LLC will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Settle Down LLC is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Settle Down LLC will carry some insurance, Settle Down LLC may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Settle Down LLC could incur an uninsured loss that could damage its business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Settle Down LLC's management will coincide: you both want Settle Down LLC to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Settle Down LLC to act conservative to make sure they are best equipped to repay the Note obligations, while Settle Down LLC might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Settle Down LLC or management), which is responsible for monitoring Settle Down LLC's compliance with the law. Settle Down LLC will not be required to implement these and other investor protections.

You Do Have a Downside

Conversely, if Settle Down LLC fails to generate enough revenue, you could lose some or all of your money.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Settle Down LLC to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Settle Down LLC is significantly more successful than your initial expectations.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Settle Down LLC, and the revenue of Settle Down LLC can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

Limited Services

Settle Down LLC operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Settle Down LLC's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

This information is provided by Settle Down Brewery. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
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Investor Discussion
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Investor Perks

Settle Down Brewery is offering perks to early investors. You will earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

Settle Down Beer Swag Package

To extra generous investors, we would like to offer a Settle Down Beer swag package that will include an SDB T-shirt, hoodie, hat, pint glass, coaster and magnet.

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